EXHIBIT 99.1

The European Medicines Agency Accepts the Regulatory Submission for Lumoxiti in Relapsed or Refractory Hairy Cell Leukemia

MARSEILLE, France, Jan. 02, 2020 (GLOBE NEWSWIRE) -- Innate Pharma SA (Euronext Paris: IPH – ISIN: FR0010331421; Nasdaq: IPHA) (“Innate” or the “Company”) today announced that the European Medicines Agency (EMA) has accepted the Marketing Authorization Application (MAA) for Lumoxiti® (moxetumomab pasudotox-tdfk), a first-in-class medicine indicated for adult patients with relapsed or refractory hairy cell leukemia (HCL) who have received at least two prior systemic therapies, including treatment with a purine nucleoside analog.

“If approved by the EMA, Lumoxiti will be the first treatment available in Europe for relapsed or refractory hairy cell leukemia patients in more than twenty years, potentially changing the standard of care for these patients,” commented Pierre Dodion, MD, Executive Vice President and Chief Medical Officer of Innate Pharma. “We are dedicated in addressing the unmet need in this rare form of cancer that can result in serious and life-threatening conditions, and as such, are hopeful we can bring this important medicine to patients in Europe as soon as possible.”

The EMA filing is based on the final analysis of the pivotal Phase III trial of Lumoxiti, presented at ASH 2019*.  These data showed that 36 percent (29/80) of the relapsed or refractory hairy cell leukemia patients achieved durable complete response, defined as a CR with a hematological remission maintained for at least 180 days. The objective response rate (ORR) was at 75 percent.  Eighty-one percent of patients with CR experienced eradication of minimal residual disease as reflected by MRD-negative status. In addition, there was a 61 percent probability that patients who achieved a CR would maintain it after five years.

The EMA filling acceptance follows the U.S. Food and Drug Administration (FDA) approval of Lumoxiti in September 2018.

About Lumoxiti (moxetumomab pasudotox-tdfk):

Lumoxiti is a CD22-directed immunotoxin and a first-in-class treatment in the US for adult patients with relapsed or refractory (r/r) hairy cell leukemia (HCL) who have received at least two prior systemic therapies, including treatment with a purine nucleoside analog. Lumoxiti is not recommended in patients with severe renal impairment (CrCl ≤ 29 mL/min).  It comprises the CD22 binding portion of an antibody fused to a truncated pseudomonas exotoxin. The toxin inhibits protein synthesis and ultimately triggers apoptotic cell death. Lumoxiti received U.S. FDA approval in September 2018 and has been granted Orphan Drug Designation by the FDA and the EMA for the treatment of r/r HCL. AstraZeneca is the current Biologics License Application (BLA) holder for Lumoxiti in the US, and is also the marketing authorization applicant for the EU filing.

About the ‘1053’ Phase III trial:

The approval of Lumoxiti was based on data from the AstraZeneca-sponsored, open-label ‘1053’ trial, which was a single-arm, multi-center Phase III clinical trial assessing the efficacy, safety, immunogenicity and pharmacokinetics of Lumoxiti monotherapy in patients with r/r HCL who have received at least two prior therapies, including one purine nucleoside analog. The trial enrolled 80 patients and was conducted across 34 sites in 14 countries. The primary endpoint was durable complete response (CR), defined as CR with hematologic remission (blood count normalization) for more than 180 days. Secondary endpoints included overall response rate, relapse-free survival, progression-free survival, time to response, safety, pharmacokinetics and immunogenic potential.

About Innate Pharma:

Innate Pharma S.A. is a commercial stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s commercial-stage product, Lumoxiti, in-licensed from AstraZeneca in the US, EU and Switzerland, was approved by the FDA in September 2018. Lumoxiti is a first-in class specialty oncology product for hairy cell leukemia. Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate has been a pioneer in the understanding of natural killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Based in Marseille, France, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995.The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s final prospectus dated October 16, 2019, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Investors Innate Pharma Danielle Spangler / Jérôme Marino Tel.: +33 (0)4 30 30 30 30 investors@innate-pharma.com	Media Innate Pharma Tracy Rossin (Global/US) Tel.: +1 240 801 0076 Tracy.Rossin@innate-pharma.com ATCG Press Marie Puvieux (France) Tel.: +33 (0)9 81 87 46 72 innate-pharma@atcg-partners.com

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* 61st American Society of Hematology (ASH) Annual Meeting and Exposition in Orlando, USA.